

August 19, 2010

Mr. John A. Catsimatidis
Chairman and Chief Executive Officer
United Refining Energy Corp.
823 Eleventh Avenue
New York, NY 10019

   Re: United Refining Energy Corp.
     Preliminary Proxy Statement on Schedule 14A, Amendment No. 2
     Filed November 24, 2009
     Response Letters Dated November 24, 2009 and November 27, 2009
     File No. 001-33868

Dear Mr. Catsimatidis:

   This is to confirm that, on November 27, 2009, we informed your counsel that we had no further comments on your filing.

              Sincerely,

              H. Roger Schwall
              Assistant Director